ARC REALTY FINANCE TRUST, INC.

CODE OF ETHICS

Adopted by the Board of Directors on February 7, 2013

Statement of Purpose

The purpose of this Code of Ethics (this “Code”) is to reaffirm the strong commitment of ARC Realty Finance Trust, Inc. (together with its subsidiaries and affiliates, the “Company”) to the highest standards of legal and ethical conduct in its business practices, to provide general direction regarding acceptable standards of operation, and to encourage directors, officers and employees (individually and/or collectively, an “employee” or “employees”) to seek further clarification when questions about ethical conduct arise.

The Company’s Board of Directors (the “Board”) believes this Code should be an evolving set of conduct guidelines and ethics, subject to modification from time to time as circumstances warrant. Any waiver of this Code must be in accordance with the provisions of this Code set forth under “Waiver of the Code of Ethics.”

General Ethical Requirements

Employees should read this Code with the following in mind:

The Company requires that every employee comply with these standards.

This policy does not identify every type of activity which might give rise to a question about ethical conduct. The Company encourages employees who have questions to discuss them with his or her manager or, as appropriate and applicable, the Company’s Human Resources Director, General Counsel, Chief Executive Officer (the “CEO”) or Chief Operating Officer (the “COO”).

An employee who knows or has reason to know of any activity that violates or could violate these standards must promptly report the matter to his or her manager or the Company’s Human Resources Director, the General Counsel, the CEO or the COO. Each person who receives notification of a possible violation of this Code pursuant to this Code is required to act in accordance with this Code with respect to such situation.

Each employee of the Company is expected and required to:

1.	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

2.	Provide information that is accurate, complete, objective, relevant, timely and understandable.

3.	Comply, both in letter and in spirit, with rules and regulations of federal, state and local governments, and other appropriate private and public regulatory agencies. Although not all employees are expected to know the details of all applicable laws, it is important to be aware when to seek advice from appropriate Company personnel.

4.	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing your independent judgment to be subordinated.

5.	Respect the confidentiality of information acquired in the course of work except when authorized or otherwise legally obligated to disclose such information. Confidential information acquired in the course of work should not be used improperly for personal advantage.

6.	Work collaboratively and maintain skills that are important and relevant to the Company’s needs.

7.	Proactively promote ethical behavior as a responsible colleague among peers in his or her work environment and community.

8.	Achieve responsible use of and control over all Company assets and resources employed or entrusted to him or her.

Responsible Behavior

As an employee of the Company, you are expected to exhibit a high degree of personal integrity at all times. This not only involves sincere respect for the rights and feelings of others, but also demands that you refrain from any behavior that might be harmful to you, your co-workers, or the Company, or that might be viewed unfavorably by current or potential tenants or clients, or by the public at large. Because your conduct reflects on the Company, you are encouraged to observe the highest standards of professionalism at all times.

Consequences of Failure to Comply

All employees must conform to ethical and legal standards in order to abide by the law and to preserve the Company’s integrity and reputation. Failure to adhere to this Code may result in disciplinary action, up to and including termination of employment.

Gifts of All Kinds

The Company’s employees must avoid any implication that unfair or preferential treatment will be granted or received by them in their course of dealing on behalf of the Company. Accordingly, with regard to entertainment, gifts, favors, and gratuities, employees should ask themselves whether the public disclosure of the receipt of such gifts would embarrass the Company or the recipient.

Employees may not give or receive any gifts or favors to or from any customer, supplier or competitor (other than gifts of nominal value) without prior consent of a senior officer of the Company. In no event shall an employee give or receive a gift in the form of cash, stocks, bonds, options or similar types of items.

It is impermissible and may be unlawful to engage in bribery for the purpose of influencing someone in connection with the Company’s business or a Company transaction. Similarly, it is impermissible and may be unlawful to solicit, demand or accept anything of material value with the intent of being influenced or rewarded in connection with any Company business or transaction. Therefore, no employee may give or receive any gift if it could reasonably be viewed as an improper act taken to gain a business advantage.

Employees are not prevented from incurring normal business-related expenses for entertainment or from accepting personal mementos of minimal value. It is acceptable to occasionally allow a supplier, tenant or client to pay for a business meal.

2

Governmental Activities

Prohibition Against Bribery of Government Officials. Regardless of where they are located or where they act, Company employees must comply with the U.S. Foreign Corrupt Practices Act, which prohibits the making or offering of any payment or anything of value to any foreign official to improperly influence any governmental act or decision or to assist the Company in obtaining or retaining business. No Company employee anywhere in the world may make a bribe, payment or gift to any government official, whether or not there is an attempt to influence. The Company may make a payment to a governmental official or employee outside the United States only if:

•	it is made for a legitimate business purpose and not to obtain benefits not permitted by local law or to escape obligations imposed by local laws;

•	it is modest in amount and made in accordance with prevailing local law and customs;

•	its public disclosure would not embarrass or otherwise harm the Company; and

•	the payment is authorized by the Board or by the board of directors of the subsidiary or affiliate making the payment.

Relationships with Governmental Employees. United States laws forbid the giving of anything of value to or for the benefit of any government official because of any official act performed or to be performed or to influence any official act. The law may even bar providing governmental employees amenities such as complimentary tickets or a meal, even one of nominal value (the equivalent of $10 or less). No Company employee, or anyone acting either directly or indirectly for or on behalf of the Company, shall give any money or provide any gift or meal which has more than a nominal value, to or for the benefit of any governmental official or employee, whether at the national or local level.

If it is appropriate under the circumstances with respect to business activities with governmental officials or employees, you are permitted to give advertising or promotional items of a nominal value such as pens with the Company logo or provide modest refreshments on an occasional basis.

Payments and Commissions

The Company will pay only those brokers and agents with whom it has a formal written agreement and from whom it has an invoice detailing the amount to be paid. Employees must ensure that vouchers properly identify commissions.

An employee may make payment to an agent for only the amount that constitutes the proper remuneration for the service rendered by the agent. An employee may not make a commission or any other payment if that employee knows or has reason to know the payment will be used as a bribe.

Contacts with the Press

All inquiries from the press which you receive relating to the Company should be promptly referred to the General Counsel, CEO or COO of the Company or other person designated by any of the foregoing officers with respect to any matters. It is very important that no employee of the Company other than authorized persons provide information or comment on matters relating to the Company to the press.

3

Regulation FD and Selective Disclosure

Regulation FD prohibits the Company from selectively disclosing material nonpublic information to securities market professionals or security holders that might buy or sell the Company’s securities on the basis of such information. Regulation FD provides that:

(1)	whenever a reporting company (or a person acting on its behalf),

(a)	discloses material nonpublic information,

(b)	to securities market professionals (including broker-dealers, investment advisors, investment companies, hedge funds and others) or to holders of the company’s securities who may well trade on the basis of such information,

(2)	then the reporting company must make public disclosure of that same information:

(a)	simultaneously (for intentional disclosures) or

(b)	promptly (for non-intentional disclosures).

One of the exceptions to the requirement of nonselective public disclosure of material nonpublic information is disclosure made “to a person who expressly agrees to maintain the disclosed information in confidence.” The Company and other publicly registered companies routinely rely on this exception by utilizing confidentiality agreements. Although Regulation FD does not require that such agreements of confidentiality be in writing, in order to protect the Company and its stockholders from even the appearance of Regulation FD violations, the Company’s policy is that, other than as approved by the General Counsel, CEO or COO, no disclosure of material nonpublic information concerning the Company made on a selective basis should be made other than pursuant to a written confidentiality agreement.

The United States Securities and Exchange Commission (the “SEC”) has made several “observations” that should prove very instructive to employees when navigating the limitations imposed by Regulation FD, including the following:

1.	Senior officials of issuers should be particularly cautious during private conversations with analysts, broker-dealers, and due diligence professionals.

2.	When communicating with securities industry professionals, issuers may not use “code” words to selectively disclose information that they could not selectively disclose expressly.

The Company obviously cannot allow activity by any of its officers or employees that violates Regulation FD. The Company’s policies are designed to ensure that (1) the Company does not violate Regulation FD and (2) the risk that there is any appearance of Regulation FD violations by the Company is minimized.

No employee of the Company should disclose in any manner any material nonpublic information concerning the Company during any discussions with stockholders, broker-dealer representatives or other third parties. The following exceptions are obviously applicable:

4

(1)	the appropriate officers of the Company (such as the Chairman, General Counsel, CEO, COO, and Chief Financial Officer) may have discussions with, and disclose confidential information to, lenders, potential lenders, internal and external auditors, and their representatives who are not stockholders in accordance with standard industry practices and who need such information in connection with their existing or proposed financings or professional services; and

(2)	subject to any parameters set from time to time by the Company’s General Counsel, CEO or COO, disclosures may be made by the appropriate officers to persons or institutions that are party to an effective, written confidentiality agreement negotiated by the Company’s General Counsel, COO or other legal counsel approved by the General Counsel or COO.

Insider Trading of Securities

It is each employee’s responsibility to make sure that any trading in the Company’s securities by him or her is handled in a manner which complies with the Company’s policies and all applicable laws. No employee of the Company or member of his or her immediate family living in his or her household should trade, buy or sell or enter into any other transaction relating to securities of the Company (including any transfer in the form of a gift, loan, pledge, hedge, contribution to a trust or other transfer) without first confirming in writing with the COO of the Company or the General Counsel or members of the legal department if the General Counsel is unavailable, that such transaction would be in compliance with the requirements detailed below and in order to provide advance notice so that the appropriate SEC report is timely filed, if applicable. Even after advance notice is given and approval received, as soon as possible on the same day as the trade, you must inform the Company’s COO or General Counsel in writing of the number of shares purchased, sold or otherwise affected, the date of the transactions, and the price per share, as well as provide any other information relating to the transaction which he may request. If the COO or General Counsel is out of the office or otherwise unavailable, copies of the foregoing material should be sent simultaneously to the Company’s outside corporate legal counsel.

Any employee who is aware of “material, non-public information” relating to the Company is prohibited from trading shares in the Company’s shares. This prohibition continues until the information has been made available to the public for at least three trading days. “Material, non-public information” includes information that is not available to the general public which could affect the market price of the Company’s shares and to which a reasonable investor would attach importance in deciding whether to buy, sell or hold Company securities. Common examples of “material, non-public information” are: (1) estimates or projections of earnings or results of operations for current or future earnings or results of operations for current or future periods; (2) news of a pending or proposed merger, acquisition, sale, or tender offer or other significant transaction, lease, default or bankruptcy of a significant borrower, lease termination or bankruptcy of a significant tenant; or (3) changes in dividend distributions or policies. Such information is material whether it is negative or positive information. Information is considered to be available to the general public only when it has been released to the public through a press release or other authorized channels. It is assumed that it will take the investment market up to three trading days to absorb and evaluate the information. If you have any questions as to whether information is “material, non-public information,” please do not hesitate to call the COO or General Counsel of the Company.

5

No employee of the Company or any member of his or her immediate family living in his or her household may buy or sell Company shares during the period beginning on the last day of each fiscal quarter or fiscal year (i.e. March 31, June 30, September 30, and December 31 of each year) and ending three full trading days after the public release by the Company of its financial results for such fiscal quarter or year. This means that, prior to buying or selling Company shares, you must first determine whether financial results have been released to the public for the immediately preceding quarter or year, as applicable. This information can be obtained from the Company’s Vice President of Corporate Accounting, COO or General Counsel.

Every employee is required to strictly comply with the foregoing requirements. You should be aware that trading securities in the Company with the knowledge of “material, non-public information” is not only a violation of the foregoing requirements, which may result in disciplinary action up to and including termination of employment, but is also a violation of law that carries strict penalties.

Conflicts of Interest

It is very important for all employees to avoid any actual or apparent conflict of interest. Any time such conflict appears, or an employee is concerned that such a conflict might develop, the employee is required to discuss the matter with his or her manager, department head or the General Counsel, CEO or COO.

Each employee is expected to avoid any action or involvement which would in any way compromise his or her actions on behalf of the Company. Some examples of clear conflict of interest situations which should always be avoided include the following:

•	any ownership interest (other than nominal amounts of stock holdings in publicly traded companies) in any supplier, tenant, client or competitor;

•	any consulting or employment relationship with any tenant, client, supplier or competitor;

•	any outside business activity which is competitive with any of the Company’s business;

•	any outside activity of any type which is so substantial as to call into question the employee’s ability to devote appropriate time and attention to his or her job responsibilities with the Company;

•	the service on any board of directors of any borrower, tenant, client, supplier or competitor unless such board service has been disclosed to the Company and approved by the General Counsel, CEO or the COO;

•	being in the position of being solely responsible for supervising, reviewing or having any influence on the job evaluation, pay or benefits of any close relative also employed by the Company; and

•	selling anything to the Company or buying anything from the Company (except pursuant to (i) any normal program of disposal of surplus Company property which is offered to all employees in general or (ii) other programs approved by the General Counsel, CEO or the COO.)

Transactions with outside firms must be conducted within a framework established and controlled by the executive level of the Company. Business dealings with outside firms should not result in unusual gains for those firms. “Unusual gain” refers to bribes, product bonuses, special fringe benefits, unusual price breaks and other windfalls designed to ultimately benefit either the employer, the employee or both. Promotional plans that could be interpreted to involve unusual gain require specific executive level approval.

6

No “presumption of guilt” is created by the mere existence of a relationship with outside firms. However, if an employee has any influence on transactions involving purchases, contracts or leases, it is imperative that he or she disclose to the Company as soon as possible the existence of any actual or potential conflict of interest so that safeguards can be established to protect all parties.

Every employee is prohibited from partaking in any activity or association that creates or appears to create a conflict between the employee’s personal interests and the Company’s business interests. In addition, an employee must not allow any situation or personal interest to interfere with the exercise of independent judgment or with that employee’s ability to act in the best interests of the Company.

A conflict involving any executive officer or member of the Board will be reviewed directly by the Board or the Conflicts Committee of the Board, as appropriate. Conflicts involving any other employee of the Company will be reviewed by the employee’s supervisor or local human resources representative, General Counsel or outside counsel after full disclosure by the employee.

In certain limited cases, activities giving rise to potential conflicts of interest may be waived and permitted if they are determined not to be harmful to the Company. That determination will be made by the Board or the Conflicts Committee of the Board, as appropriate, in the case of any executive officer or Director, and by the applicable supervisor or the local human resources representative and the Company’s General Counsel or outside counsel.

Conflicts of interest may not always be apparent, so if an employee has a question, the employee should consult with his or her supervisor or local human resources representative or the Company’s General Counsel or outside counsel, who will assist in determining if there is a conflict and, if so, how to resolve it without compromising the Company’s interests. Prompt and full disclosure is always the appropriate first step towards identifying and resolving any potential conflict of interest or problem. Any employee who becomes aware of a conflict or potential conflict should bring it to the attention of a supervisor, local human resources representative or the Company’s General Counsel, CEO or COO. Please consult the procedures described in this Code under “Compliance Procedures” when confronted with a conflict or potential conflict.

Confidentiality

It is critical to the conduct of the Company’s business and our relationships with its borrowers, tenants and clients and that the Company’s activities be kept confidential. Whatever your position in the organization, you must maintain the confidential nature of the Company’s business. Confidential transactions, correspondence, conversations and negotiations involving tenants or clients or the Company’s internal activities should not be discussed with other borrowers, tenants or clients or in any way made public by you. Caution should be used when discussing any business activities in a social as well as business context and in public places, building elevators and public transportation facilities. Documents, letters and similar items should be put in folders or envelopes when they are left on desks or carried in building elevators to prevent unauthorized persons from seeing the information they contain.

The Company possesses and will continue to possess information that has been created, discovered and developed by the Company; has been disclosed to the Company under the obligation of confidentiality; or has otherwise become known to the Company and has commercial value to its business. All such information, except such information as is known or becomes known to the public without violation of the terms of this policy, is hereafter called “Confidential and Proprietary Information”.

7

Some examples of Confidential and Proprietary Information include the identity of current and prospective borrowers and tenants, marketing strategies, pending projects and proposals, pricing policies, financial statements, projections, plans for new investments, acquisitions or developments, trade secrets, operation methods, software and computer programs, and other materials, products, designs, plan, ideas, and data.

During an employee’s employment with the Company and after termination (whether voluntary or involuntary) of such employee’s employment with the Company or any of its affiliates, the employee shall keep secret and retain in strictest confidence all such Confidential and Proprietary Information. Any employee who discloses Confidential and Proprietary Information may be subject to disciplinary action, up to and including possible termination of employment and legal action, even if he or she does not actually benefit from disclosure of such information. Nothing contained in this paragraph shall be deemed to prevent the employee from utilizing his or her general knowledge, intellect, experience, and skills for gainful employment after termination of employment with the Company; provided, that this sentence shall not relieve any current or former Company employee from any obligations he or she may have pursuant to an effective non-compete agreement with the Company.

Company Property

All memoranda, notes, lists, records and other documents (and all copies thereof) made or compiled by the employee or made available to the employee concerning the business of the Company or any or its affiliates is and shall be the Company’s property and shall be delivered to the Company promptly upon the termination of the employee’s employment with the Company or any of its affiliates or at any other time on request.

Environmental Compliance

The Company is committed to full compliance with all environmental statutes and regulations applicable to its business. All people functioning in a capacity involved with air emissions, water discharges, solid waste or hazardous or toxic materials must be familiar with and comply with all applicable laws and regulations and must promptly report to management any unpermitted spills, discharges or releases, or conditions likely to lead to them, so that remedial action may be taken.

Compliance with Antitrust Laws

It is the Company’s policy to compete fairly and legitimately and to comply with the applicable antitrust and trade regulation laws. These laws may prohibit agreements and practices in restraint of trade such as price fixing, boycotting suppliers or customers, predatory pricing intended to run a competitor out of business, unfair competition, and attempts to monopolize. The purpose of these laws is to promote vigorous, free, and open competition in the marketplace and violations may result in severe penalties for the Company and individual employees, including substantial fines and even prison sentences. In order to comply with the U.S. antitrust laws, Company employees may not (1) discuss pricing or related matters with competitors, (2) agree with competitors to divide or allocate customers, markets or territories, (3) agree with anyone not to deal with another company or (4) force a customer to buy one product in order to get another product. Employees should consult with the General Counsel or members of the legal department if the General Counsel is unavailable, prior to having any contacts with competitors not previously approved by the General Counsel or members of the legal department if the General Counsel is unavailable, and before engaging in any activities like those described above.

8

Outside Employment

Officers of the Company may not engage in any material outside employment other than work as a volunteer without prior written approval of the General Counsel, CEO or COO.

Any employee who does perform outside work has a special responsibility to avoid any conflict with the Company’s business interests. Outside work should not be performed on the Company’s time.

Political Activities

Employees may enjoy membership in and contribute to political parties, trade associations and similar organizations. However, any political activity is strictly on the employee’s own time and at the employee’s own expense except as otherwise approved by the General Counsel or CEO.

Corporate Funds

Employees are forbidden to use, directly or indirectly, corporate funds and assets for any unlawful or improper purpose or to accomplish any unlawful or improper goal. The Company also prohibits the establishment or maintenance of undisclosed or unrecorded funds and assets and the willful improper accounting of funds and assets. The Company requires all employees who handle funds and assets of the Company to so in compliance with all (a) of the Company’s policies in effect from time to time, (b) all governmental laws, rules, regulations and orders and (c) generally accepted accounting principles.

SEC Filings

Each employee of the Company shall endeavor to ensure full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the SEC and in other public communications made by the Company. Each employee of the Company involved in preparing or reviewing SEC filings and other public communications made by the Company shall be responsible for ensuring that to such employee’s knowledge, such filings or other communications do not contain any inaccuracy, material misstatement or omission of any information necessary to make the statements made not misleading.

Record-Keeping

The Company’s books, records, accounts and financial statements must be timely maintained in reasonable detail and must completely and accurately reflect the Company’s assets, liabilities and transactions, conforming to applicable legal requirements and financial policies and procedures of the Company’s internal controls systems. No transaction shall be carried out in a manner such that the substance of the transaction is obscured or recorded improperly.

If an employee has any concerns with accounting or auditing matters, the employee should report them to the appropriate Company personnel.

Employment Policies

Equal Opportunity. The Company seeks to maintain its reputation as an outstanding employer and to ensure high levels of employee motivation and commitment. It is the Company’s policy to treat applicants and employees without regard to race, color, religion, sex, age, national origin, sexual orientation, disability or veteran status. Each manager has direct responsibility for implementing this policy and communicating it to employees and others acting under his or her direction or control. All employees must follow and support this policy.

9

Discrimination or Harassment. The Company’s policy is to provide a work environment that is free from discrimination based on the racial, ethnic, religious, physical or sexual characteristics or sexual orientation of another and verbal or physical harassment for any reason. This policy prohibits any discriminatory or harassing conduct which is made a condition of employment, is used as a basis for employment decisions, or has the purpose or effect of unreasonably interfering with an individual’s work performance or creating an intimidating, hostile or offensive working environment. The Company may be held responsible for conduct that might be considered harassment or discrimination toward employees by managers, supervisors, or other employees, and sometimes even non-employees, when the Company knows or should have known of the conduct and fails to take appropriate corrective action. Employees who engage in acts of harassment or discrimination are subject to discipline, which may include termination of employment. Managers are responsible for ensuring that their people follow this policy.

Illegal Drugs and Alcohol. Substance abuse poses serious health and safety risks not only to the abuser, but to all those who work with him or her. It also affects job performance. The Company is dedicated to pursuing an environment free of substance abuse to protect the health and well being of employees and to better the Company’s business. The Company has guidelines that are compassionate but firm. While they are designed primarily to end the substance abuse and not punish the abuser, the use of illegal drugs and alcohol on Company premises is prohibited. The Company reserves the right to test employees for substance abuse where such testing is permitted.

Waivers of the Code of Ethics

A waiver of this Code for the CEO may be made only by the Board or the appropriate Board committee acting on behalf of the Board and will be promptly disclosed to the extent required by law. A waiver of this Code for all other employees may be made only by the Company’s General Counsel, CEO or COO, and shall be discussed with the Board or a Committee of the Board as appropriate.

10